UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 10, 2011

Commission File Number: 001-33916

GEROVA FINANCIAL GROUP, LTD.

Cumberland House, 5th Floor
1 Victoria Street
Hamilton, HM 11
Bermuda
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Other Events

On February 10, 2011, GEROVA Financial Group, Ltd. (“Gerova”) issued a press release announcing certain director and management changes.  A copy of the press release is attached as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

Where to Find Additional Information

Gerova is a foreign private issuer. As such, the dates on which it is required to file annual or periodic reports under the Securities Exchange Act of 1934, as amended, are not the same as are required for domestic issuers.  In addition certain proxy statements and related materials sent to shareholders are not subject to review and comment by the Securities and Exchange Commission (the “SEC”).  Copies of all documents filed by Gerova will be available at the website maintained by the SEC at www.sec.gov.  Copies of such filings can also be obtained, without charge, by directing a request to Gerova at the address on the cover page of this report.

Exhibits

Exhibit Number	Description

99.1	Press Release of GEROVA Financial Group, Ltd. dated February 10, 2011.

 SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

GEROVA FINANCIAL GROUP, LTD.
February 10, 2011
	By:	/s/ Michael Hlavsa
Michael Hlavsa
Chief Financial Officer